FNX ANNOUNCES CHANGES TO BOARD

TORONTO: November 7, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that in connection with its recent acquisition of Dynatec Corporation’s remaining interest in FNX’s Sudbury assets, it has appointed Bruce Walter and John Lill to its Board of Directors, effective October 21, 2005

Bruce V. Walter, BA, MBA, LLB, PhD, is President and CEO of Dynatec Corporation and a Director. His career has included extensive corporate, finance and legal experience, including having previously served as President of Sherritt. Inc., a Toronto-based producer of nickel and other natural resources. Mr. Walter also serves on the Board of Directors of The Westaim Corporation and Havergal College.

John W. Lill is Executive Vice-President and Chief Operating Officer and a Director of Dynatec. Mr. Lill is a mining engineer with more than 30 years experience, including having played a leading role in the successful development of such projects as the US$2.3 billion Antamina copper-zinc project in Peru and Barrick's Goldstrike Mine in the United States. Before joining Dynatec in 2003, Mr. Lill served as President of BHP Billiton Base Metals. Mr. Lill is a Director of Western Oil Sands and is a member of the Mining Advisory Council to Shell for the Albion Oil Sands Project.

Under the terms of the above mentioned acquisition, Dynatec is entitled, for a period of three years, to the greater of two directors or that number of directors pro rata to Dynatec’s shareholdings, dependent upon Dynatec maintaining an ownership interest in FNX of at least 10% on a fully-diluted basis. After the closing of FNX’s recently announced financing, Dynatec’s fully diluted ownership of FNX will be 23.2%.

Rob Cudney and Ron Gagel have resigned from the FNX Board in order to permit the appointment of Messrs. Walter and Lill to occur.  Mr. Cudney has been retained as an advisor to the Board and will be nominated for re-election to the FNX Board at its next Annual General Meeting.  Mr. Gagel remains FNX’s Vice President and Chief Financial Officer.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com